EXHIBIT 99.3

UNAUDITED CONSOLIDATED INTERIM FINANCIAL INFORMATION OF COMPANHIA DE PARTICIPAÇÕES EM CONCESSÕES

Companhia de Participações em Concessões

Unaudited Consolidated Interim Financial Information for the six month period ended June 30, 2026

Companhia de Participações em Concessões

Unaudited consolidated interim financial information
for the six month period ended June 30, 2026

KPMG Auditores Independentes Ltda.

Rua Verbo Divino, 1400 - Conjunto Térreo ao 801 - parte,

Chácara Santo Antônio, CEP 04719-911, São Paulo - SP

Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil

Telefone: 55 (11) 3940-1500

kpmg.com.br

Independent Auditors’ Report on Review of Consolidated Interim Financial Information

To the Shareholders and management of

Companhia de Participações em Concessões

São Paulo

Introduction

We have reviewed the accompanying consolidated statement of financial position of Companhia de Participações em Concessões (“the Company”) as at June 30, 2026, the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the six-month period then ended, and notes, comprising material accounting policies and other explanatory information (“the consolidated interim financial information”). Management is responsible for the preparation and fair presentation of this consolidated interim financial information in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards) including the requirements of IAS 34, “Interim Financial Reporting”. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information do not give a true and fair view of the financial position of the Company as at June 30, 2026, and of its financial performance and its cash flows for the six-month period then ended in accordance with IFRS Accounting Standards including the requirements of IAS 34, “Interim Financial Reporting”.

São Paulo, September 21, 2026

KPMG Auditores Independentes Ltda.
CRC 2SP014428/O-6

/s/ Fabian Junqueira Sousa
Fabian Junqueira Sousa
Accountant CRC 1SP235639/O-0

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Companhia de Participações em Concessões
Unaudited consolidated statement of financial position
As of June 30, 2026 and December 31, 2025
(In thousands of Mexican Pesos)

		Consolidated
Assets	Note	06/30/2026	12/31/2025
Current		5,089,504	5,194,334
Cash and cash equivalents	7	2,501,520	2,711,795
Financial investments	7	542,602	739,135
Financial investments - restricted cash account	7	247,556	144,488
Accounts receivable	8.1	890,843	885,878
Accounts receivable with related parties	10	1,021	2,611
Inventories		78,052	90,933
Recoverable taxes		403,916	339,187
Advances to suppliers		4,560	28,512
Dividends and interest on capital	10	215,349	-
Prepaid expenses and other credits		204,085	251,795

Non-current		36,946,760	35,381,231
Financial investments - restricted cash account	7	383,869	357,621
Accounts receivable	8.1	2,228	3,965
Inventories		48,369	25,764
Recoverable taxes		270,559	136,054
Deferred income tax and social security contribution	9.2	3,018,409	2,708,365
Prepaid expenses and other credits		9,400	8,753

Investments	11.1	1,425,551	1,467,967
Property. plant and equipment	12	165,110	167,102
Intangible assets	13	29,970,121	28,704,488
Infrastructure under construction	13	1,649,973	1,794,801
Right of use in lease		3,171	6,351

Total Assets		42,036,264	40,575,565

The notes are an integral part of the consolidated interim financial information.

Companhia de Participações em Concessões
Unaudited consolidated statement of financial position
As of June 30, 2026 and December 31, 2025
(In thousands of Mexican Pesos)

		Consolidated
Liabilities and Equity	Note	06/30/2026	12/31/2025
Current		2,554,115	2,583,492
Loans and financing	14	178,028	231,031
Debentures	15	255,329	247,383
Suppliers		424,692	547,102
Income tax and social security contribution		18,659	52,921
Taxes and contributions payable		275,699	248,130
Social. labor. and pension obligations		213,788	264,344
Suppliers and accounts payable to related parties	10	425,372	312,833
Dividends and interest on capital	10	128,905	129,928
Obligations with the Concession Grantors	21.1 and 21.2	490,192	422,059
Lease liabilities		3,030	6,155
Obligations to be fulfilled		18,092	28,104
Deferred revenue		23,947	6,700
Other obligations		98,382	86,802

Non-current		30,118,048	28,726,162
Loans and financing	14	4,565,221	4,526,289
Debentures	15	15,920,148	14,915,734
Suppliers		3,869	4,729
Taxes and contributions payable		468	920
Deferred income tax and social security contribution	9.2	169,889	88,907
Social. labor. and pension obligations		61,237	63,238
Provision for civil. labor. social security. tax. and contractual risks:	16.1	28,413	101,988
Obligations with the Concession Grantors	21.2	9,144,806	8,906,312
Lease liabilities		212	268
Deferred revenue		53,273	8,998
Other obligations		170,512	108,779

Equity	17	9,364,101	9,265,911
Share capital		16,864,204	16,864,204
Capital reserves		17,203	10,864
Profit reserves		386,240	25,568
Accumulated profits and losses		113,321	-
Proposed additional dividend		-	360,672
Equity valuation adjustment		(7,537,329)	(7,620,734)
Non-controlling interests (NCI)		(479,538)	(374,663)

Total liabilities and equity		42,036,264	40,575,565

The notes are an integral part of the consolidated interim financial information.

Companhia de Participações em Concessões
Unaudited consolidated statement of profit or loss
For the semester ended June 30, 2026 and 2025
(In thousands of Mexican Pesos)

		Consolidated
		2026	2025
	Note	Jan - Jun	Jan - Jun
Net operating revenue	18	5,022,122	4,610,112
Costs of services provided		(3,074,672)	(2,434,063)
Construction costs		(794,391)	(652,546)
Services		(724,331)	(662,868)
Grant cost		(224,008)	(193,802)
Depreciation. amortization. and impairment		(558,643)	(211,571)
Personnel costs		(505,452)	(453,503)
Materials. equipment and vehicles		(76,290)	(73,401)
Other		(191,557)	(186,372)
Gross profit		1,947,450	2,176,049
Operating expenses		(369,761)	(409,117)
Administrative and general expenses
Personnel expenses		(235,463)	(220,598)
Services		(120,084)	(72,102)
Materials. equipment and vehicles		(12,814)	(9,356)
Depreciation and amortization		(14,777)	(14,399)
Non-deductible expenses. provisions and fines		(542)	343
Advertising campaigns and events. fairs and newsletters		(18,207)	(23,232)
Rouanet Law. audiovisual. sports and other incentives		-	(2,511)
(Provision) reversal for civil. labor. social security. and contractual risks	16.1	71,503	(2,504)
Travels and lodging expenses		(6,932)	(9,688)
Water. electricity. telephone. internet and gas		(708)	(634)
Legal and judicial expenses		(288)	(592)
Contributions to trade unions and class associations		(2,546)	(3,564)
Taxes. fees and notary fees		(1,481)	(4,413)
Property rentals and condominiums		(2,424)	(2,296)
(Allowance) reversal for expected credit losses – trade receivables		3,993	(2,411)
Other operating expenses		(28,991)	(41,160)
Equity accounted-investees	11	256,185	339,492
Income before financial result		1,833,874	2,106,424
Net finance costs	19	(1,816,986)	(1,906,543)
Financial expenses		(2,016,365)	(2,081,749)
Financial revenues		199,379	175,206
Profit before income tax and social contribution		16,888	199,881
Current and deferred income tax and social security contribution	9.1	24,855	74,786
Profit for the period		41,743	274,667
Attributable to:
Owners of the Company		113,321	407,836
Non-controlling interests		(71,578)	(133,169)

The notes are an integral part of the consolidated interim financial information.

Companhia de Participações em Concessões
Unaudited consolidated statement of comprehensive income
For the semester ended June 30, 2026 and 2025
(In thousands of Mexican Pesos)

	Consolidated
	06/30/2026	06/30/2025
Profit for the period	41,743	274,667

Other comprehensive income

Items that will be subsequently reclassified to the statement of profit or loss	62,362	105,238
Currency translation adjustments	20,639	105,238
Cash flow hedge - reclassified to income - net of tax	41,723	-

Total comprehensive income for the period	104,105	379,905

Attributable to:
Owners of the Company	196,726	17,512
Non-controlling interests	(92,621)	362,393

The notes are an integral part of the consolidated interim financial information.

Companhia de Participações em Concessões
Unaudited consolidated statements of changes in equity.
For the semester ended June 30, 2026 and 2025
(In thousands of Mexican Pesos)

			Capital reserve	Profit Reserves
									Equity
					Profit	Proposed	Currency	Accumulated	attributable to
		Share	Long-Term		retention	additional	translation	profits and	owners of the	Non-controlling	Consolidated
Consolidated	Note	capital	Incentive Plan	Legal	reserve	dividend	adjustments	losses	Company	Interests	equity
Balances as of January 1. 2025		17,638,714	14,102	-	-	-	(3,983,272)	(2,906,571)	10,762,973	(268,935)	10,494,038
Net profit for the period		-	-	-	-	-	-	407,836	407,836	(133,169)	274,667
Long-Term Incentive Plans. payable in shares		-	9,148	-	-	-	-	-	9,148	-	9,148
Other comprehensive income		-	-	-	-	-	(390,324)	-	(390,324)	495,562	105,238
Balances as of June 30. 2025		17,638,714	23,250	-	-	-	(4,373,596)	(2,498,735)	10,789,633	93,459	10,883,092
Balances as of January 1. 2026		16,864,204	10,864	25,568	-	360,672	(7,620,734)	-	9,640,574	(374,663)	9,265,911
Net profit for the period	17	-	-	-	-	-	-	113,321	113,321	(71,578)	41,743
Dividends paid		-	-	-	-	-	-	-	-	(12,255)	(12,255)
Long-Term Incentive Plans. payable in shares	17	-	6,339	-	-	-	-	-	6,339	-	6,339
Other comprehensive income		-	-	-	-	-	83,405	-	83,405	(21,043)	62,362
Allocations:
Profit retention reserve	17	-	-	-	360,672	(360,672)	-	-	-	-	-
Balances as of June 30. 2026		16,864,204	17,203	25,568	360,672	-	(7,537,329)	113,321	9,843,639	(479,538)	9,364,101

The notes are an integral part of the consolidated interim financial information.

Companhia de Participações em Concessões
Unaudited consolidated statements of Cash Flows – Indirect Method
For the semester ended June 30, 2026 and 2025
(In thousands of Mexican Pesos)

		Consolidated
Cash flow from operating activities	Note	06/30/2026	06/30/2025
Profit for the period		41,743	274,667

Adjustments as to:
Deferred income tax and social contribution	9.2	(132,322)	(78,025)
(Reversal) allowance for expected credit losses – trade receivables	8.1	(3,993)	2,411
Depreciation and amortization	12 and 13	511,262	141,745
Write-off of fixed assets and intangible assets	12 and 13	15,777	346
Amortization of the concession right generated in acquisitions	12 and 13	59,127	80,640
Capitalization of borrowing costs	12 and 13	(40,703)	(87,138)
Net constitution of reversals and updates for provisions for civil, labor, social security, tax and contractual risks	18.1	(73,836)	3,737

Monetary variation on obligations with the Concession Grantor	19	438,674	653,356
Interest and monetary variation on loans, financing, debentures and commercial notes	19	1,317,290	1,223,367
Income of derivatives operations	19	41,723	-
Interest and adjustments for inflation	19	83,253	102,753
Adjustment to present value on obligations with the Concession Grantors	19	124,043	215,513

Exchange-rate variations on foreign suppliers and indemnities	19	(2,109)	(745)
Reversal of the leases present value adjustment	19	20	28
Equity accounted-investees	11	(256,185)	(339,492)
Depreciation - leases		3,031	3,585
Long-Term Bonus Program settled in shares		6,339	9,148

Variation in assets and liabilities
(Increase) decrease in assets
Accounts receivable	8.1	31,879	56,983
Accounts receivable - related parties	10	1,685	25,843
Recoverable taxes		(62,039)	13,543
Advances to suppliers		25,028	18,427
Inventory		(5,943)	(3,235)
Prepaid expenses and others		55,852	100,436

Increase (decrease) in liabilities
Suppliers		(140,020)	(264,848)
Suppliers and accounts payable - related parties	10	19,651	(44,378)
Social, labor and social security obligations		(63,632)	(90,900)
Taxes and contributions payable and provision for income tax and social contribution		18,573	(148,257)
Income tax and social contribution payments		(33,394)	(5,587)
Provision payment for civil, labor, social security, tax risks and contractual	16.1	(3,519)	(1,226)
Obligations to be performed		(10,993)	9,515
Obligations with the Concession Grantor	8.1 and 21	(560,840)	(140,564)
Deferred revenue		61,361	(11,628)
Other obligations		(52,428)	(289,950)

Net cash from operating activities		1,414,355	1,430,070

Companhia de Participações em Concessões
Unaudited consolidated statements of Cash Flows – Indirect Method
For the semester ended June 30, 2026 and 2025
(In thousands of Mexican Pesos)

		Consolidated
	Note	06/30/2026	06/30/2025
Cash flow from investing activities

Acquisition of fixed assets	12	(18,458)	(6,179)
Additions of intangible assets	13	(995,019)	(816,712)
Other fixed assets and intangible assets	12 and 13	-	2,702
Dividends and interest on capital received		47,788	39,698
Financial investments	7	221,974	(338,949)
Redemption / Financial investments - restricted cash account	7	(113,555)	(238,114)

Net cash used in investing activities		(857,270)	(1,357,554)

Cash flow from financing activities
Funding (net of transaction costs)	14 and 15	-	1,035,723
Principal payments	14 and 15	(83,629)	(214,588)
Interest payments	14 and 15	(756,888)	(681,340)
Dividends paid to shareholders of the parent company	11	-	(35)
Dividends paid to non-controlling shareholders	11	(12,255)	-
Lease liabilities (principal and interest payments)		(3,054)	(7,187)

Net cash (used in) from financing activities		(855,826)	132,573

Effect of exchange rate changes on cash and cash equivalents		88,466	58,429

(Reduction) Increase in cash and cash equivalents		(210,275)	263,518

Statement of (reduction) increase in cash and cash equivalents
At the beginning of the period		2,711,795	2,490,144
At the end of the period		2,501,520	2,753,662
		(210,275)	263,518

The notes are an integral part of the consolidated interim financial information.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

1.	Operational context

Companhia de Participações em Concessões (“CPC” or the “Company” or the “Group”) aims to assess new business opportunities, acting in the airport and related businesses, and is directly responsible for managing new business ventures. The registered office is located at Rua Pais Leme, 524, 4th floor, Room 1, Pinheiros, Postal Code 05.424-904, São Paulo - SP.

The fiscal year of the Company and its investees begins on January 1 and ends on December 31 of each year.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

The companies in which the Company holds a direct or indirect interest, together with the respective percentage interests, are presented below:

Companies	Country	Direct investors	% interests
Subsidiaries
Grupo de Aeropuertos Internacional AAH SRL (Aeropuertos)	Costa Rica	CCR Costa Rica Emprendimientos S.A. CCR Costa Rica Concesiones y Participaciones S.A.	48.77 51.23
Curaçao Airport Investment N.V. (CAI)	Curaçao	CCR España Concesiones y Participaciones S.L.U. Companhia de Participações Aeroportuárias (CPA)	39 51
Curaçao Airport Real Estate Enterprises N.V. (CARE)	Curaçao	Curaçao Airport Investment N.V. (CAI)	100
CCR España Concesiones y Participaciones S.L.U.	Spain	CPC	100
CCR España Emprendimientos S.L.U.	Spain	CPC	100
CCR Costa Rica Concesiones y Participaciones S.A.	Costa Rica	SJO Holding Ltd. (SJO Holding)	100
CCR Costa Rica Emprendimientos S.A.	Costa Rica	CCR España Concesiones y Participaciones S.L.U.	100
Companhia de Participações Aeroportuárias (CPA)	Brazil	CCR España Concesiones y Participaciones S.L.U.	80
Desarrollos de Aeropuertos Internacional AAH SRL (Desarrollos)	Costa Rica	CCR Costa Rica Emprendimientos S.A. CCR Costa Rica Concesiones y Participaciones S.A.	51 49
Green Airports Inc. (Green Airports)	British Virgin Islands	CPC	100
Inversiones Bancnat S.A. (IBSA BVI)	USA	Green Airports Inc. (Green Airports) SJO Holding Ltd. (SJO Holding)	50 50
Icaros Development Corporation S.A. (Icaros)	Ecuador	Quiport Holdings S.A. (Quiport Holdings)	100
Quiport Holdings S.A. (Quiport Holdings)	Uruguay	CCR España Emprendimientos S.L.U.	100
SJO Holding Ltd. (SJO Holding)	British Virgin Islands	CCR España Concesiones y Participaciones S.L.U.	100
Sociedade de Participação no Aeroporto de Confins S.A. (SPAC)	Brazil	CPC	75
Terminal Aerea General AAH SRL (Terminal)	Costa Rica	CCR Costa Rica Emprendimientos S.A.	50
Curaçao Airport Partners N.V. (CAP)	Curaçao	CAI	100
Concessionária do Aeroporto da Pampulha S.A. (Pampulha)	Brazil	CPC	100
Concessionária do Bloco Central S.A. (Bloco Central)	Brazil	CPC	100
Concessionária do Bloco Sul S.A. (Bloco Sul)	Brazil	CPC	100
Aeris Holding Costa Rica S.A. (Aeris)	Costa Rica	Aeropuertos Desarrollos Terminal	42.50 52.40 2.60
Concessionaria do Aeroporto Internacional de Confins S.A. (BH Airport)	Brazil	SPAC	51
Joint ventures
Quito Airport Management (Quiama)	USA	CCR España Emprendimientos S.L.U.	50
International Airport Finance S.A. (IAF)	Spain	CPC	46.50
Corporación Quiport S.A. (Quiport)	Ecuador	Quiport Holdings S.A. (Quiport Holdings)	46.50
Quito Airport Management Ecuador (Quiama Ecuador)	Ecuador	Quito Airport Management (Quiama)	100

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

Airports

The following table provides details of the airport concessions held by the Group.

Airports Concession	Country	Direct investors	% interests	Airports	End of concession
		Aeropuertos	42.50
Aeris Holding Costa Rica S.A. (Aeris)	Costa Rica	Desarrollos	52.40	1	May 2036
		Terminal	2.60
Concessionaria do Aeroporto Internacional de Confins S.A. (BH Airport)	Brazil	SPAC	51	1	May 2044
Concessionária do Bloco Central S.A. (Bloco Central)	Brazil	CPC	100	6	November 2051
Concessionária do Bloco Sul S.A. (Bloco Sul)	Brazil	CPC	100	9	November 2051
Curaçao Airport Partners N.V. (CAP)	Curaçao	CAI	100	1	April 2033
Concessionária do Aeroporto da Pampulha S.A. (Pampulha)	Brazil	CPC	100	1	February 2052
Corporación Quiport S.A. (Quiport)	Ecuador	Quiport Holdings	46.50	1	January 2041

Other information

The Company’s concessions consist of the operation of infrastructure projects through the collection of tariffs and revenues arising from the operation of the assets granted, as well as from the rental of areas and commercial spaces. The concessionaires are responsible for constructing, repairing, expanding, preserving, maintaining, and operating the infrastructure under concession, in accordance with the respective concession agreements. The Concession Grantors will transfer to the concessionaires the real estate and other assets in their possession upon execution of the concession agreements. The concessionaires are responsible for ensuring the integrity of the assets transferred to them, as well as for making new investments in the construction or improvement of the infrastructure.

The concession agreements establish annual adjustments to the basic tariffs in accordance with specific formulas set forth therein, which are generally based on inflation indices also specified in the agreements. Although the concession agreements do not include renewal clauses, the concession term may be extended in the event that the economic and financial rebalancing of the agreement executed between the parties is required.

The rights of the concession grantors to terminate the Group’s concession agreements include the unsatisfactory performance of the concessionaire and the material breach of the terms of such agreements.

The Group’s concession agreements may be terminated at the initiative of the concessionaire in the event of non-compliance with contractual standards by the concession grantor, such as the concession grantor’s failure to make payments as established in the agreement, by means of specific legal action filed for such purpose. In this case, the services provided by the Group’s concessionaires may not be interrupted or suspended until a final and unappealable judicial decision is rendered.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

Execution of the Share Purchase and Sale Agreement

On November 18, 2025, Motiva Infraestrutura de Mobilidade S.A. (“Motiva” or “Motiva Group”), the ultimate parent company of CPC, entered into a share purchase with Aeropuerto de Cancún, S.A. de C.V., a subsidiary of the Grupo Aeroportuario del Sureste (“ASUR”), pursuant to which Motiva agreed to sell, and ASUR agreed to acquire, all of the shares of CPC.

On September 1, 2026, the transaction was completed following the satisfaction of all conditions precedent. As a result of the completion of this transaction, CPC became a direct subsidiary of Aeropuerto de Cancún, S.A. de C.V. and an indirect subsidiary of ASUR, and Motiva ceased to hold any ownership interest in CPC.

Reversible assets, option to renew concession agreements, and rights to terminate the agreement

All rights, privileges, and assets acquired, built, or transferred under the concession agreement are returned to the Concession Grantor at the end of the concession period, as a general rule, no indemnification is payable upon such reversion. However, a few highway concession agreements provide for the right to reimbursement relating to the investments necessary to ensure the continuity and adjustment of the services comprised by the concession agreement, provided that they were not depreciated/amortized and the implementation of which, duly authorized by the Concession Grantor, has taken place over the last five years of the concession period.

2.	Presentation of the consolidated interim financial information

Statement of compliance

These consolidated interim financial information have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) including the requirements of IAS 34 - Interim Financial Reporting.

On September 21, 2026, the Company’s Management authorized the issuance of the consolidated interim financial information.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

Measurement basis

The consolidated interim financial information have been prepared on a historical cost basis, except for financial instruments measured at fair value through profit or loss.

Functional and presentation currency

The functional currency of CPC is BRL (Brazilian Real). These consolidated interim financial information were presented in Mexican pesos (“MXN”). All balances have been rounded up to the nearest thousand, unless otherwise indicated.

Use of estimates and judgments

The preparation of the consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts for assets, liabilities, revenues and expenses. Actual profit or loss may differ from those estimates.

Estimates and assumptions are periodically reviewed by the Company’s Management, and the changes are recognized prospectively.

Uncertainties regarding assumptions and estimates

Information about uncertainties related to assumptions and estimates at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next year is included in the notes:

8.1. Expected credit loss: main assumptions for determining credit risk;

9.2. Recognition of deferred tax assets: availability of future taxable profit against which temporary deductible differences and tax losses can be used;

13. Amortization of intangible assets: amortization rate;

16. Provision for labor and social security risks: determination of sufficient value to cover probable estimated losses from ongoing lawsuits; and

20. Financial instruments measured at fair value: premises for measuring fair value, based on observable data.

3.	Material accounting policies

The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

3.1.	Consolidation basis

Business combinations

Business combinations are accounted for using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group.

The Company measures goodwill as the excess of the fair value of the consideration transferred (including the recognized amount of any non-controlling interest in the acquiree) over the fair value of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. If the resulting amount is negative, a gain on a bargain purchase is recognized immediately in profit or loss.

In business combinations involving concession arrangements with defined contractual terms, any excess amount attributable to the future economic benefits arising from the concession is allocated to the concession intangible asset and amortized over the concession period, based on the pattern in which the related economic benefits are expected to be consumed.

Transaction costs, other than those associated with the issuance of debt or equity securities, incurred in a business combination are recognized as expenses as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the provisional fair values recognized to date are presented. These provisional amounts are adjusted during the measurement period (one year), or additional assets or liabilities are recognized to reflect new information obtained about facts and circumstances that existed at the acquisition date and, if known, would have affected the amounts recognized at that date.

Subsidiaries and joint ventures

The Company controls an entity when it is exposed to variable returns or has the right over the variable returns that arise from its involvement with the entity, also having the capacity to affect those returns using its power over the entity. The financial information of the subsidiaries are included in the consolidated interim financial information from the time control is obtained until the date it no longer exists.

The financial information of subsidiaries is fully consolidated in the consolidated interim financial information.

The Company elected to initially measure any non-controlling interest at its proportionate share of the identifiable net assets of the acquiree at the acquisition date. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

When the entity loses control over a subsidiary, the Company derecognizes the assets and liabilities and any non-controlling interest and other components recorded in equity relating to that subsidiary. Any gain or loss from loss of control is recognized in the statement of profit or loss. If the Group retains any interest in the former subsidiary, that interest is measured at fair value at the date control is lost.

The financial information of joint ventures (ventures over which the Company exercises joint control, directly or indirectly, with one or more investor(s) through a contractual arrangement) are accounted for in the consolidated interim financial information using the equity accounting method.

Description of main consolidation procedures

The consolidated interim financial information include the financial information of the Company and its direct and indirect subsidiaries, as disclosed in Note 11.

The main consolidation procedures are as follows:

−	Elimination of intercompany asset and liability account balances;

−	Elimination of equity interests, reserves, and accumulated profits (losses) of the subsidiaries;

−	Elimination of intercompany revenues and expenses and unrealized profits arising from transactions conducted by companies that are an integral part of the consolidation;

−	Elimination of taxes on the portion of unrealized profits. Unrealized gains (losses) arising from transactions with investees, recognized under the equity accounting method, are eliminated against the investment in proportion to the parent company’s ownership interest in the investee; and

−	The interests of non-controlling shareholders, in the shareholders’ equity and in the profit (loss) for the year in subsidiaries, are presented under the line item “Non-controlling interests (NCI)”.

3.2.	Foreign currency

Transactions in foreign currency

Monetary assets and liabilities denominated in foreign currency are translated into the Company’s functional currency at the exchange rate prevailing at the end of the reporting period. Non-monetary assets and liabilities purchased or denominated in foreign currency are converted according to the exchange rates prevailing on the transaction dates or on the fair value measurement date, when this is used, and are included in the carrying amounts in Brazilian Reais of these transactions, not being subject to subsequent exchange-rate variation.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

Gains and losses from exchange rate variations on the assets and liabilities are recognized in the statement of profit or loss.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising from the acquisition, are translated into Brazilian reais at the exchange rates prevailing at the reporting date. The revenue and expenses of foreign operations are translated into Brazilian reais at the monthly average exchange rate.

Foreign currency translation differences are recognized in Other Comprehensive Income and accumulated under the caption Currency translation adjustments in equity. If the subsidiary is not wholly owned, the corresponding portion of the translation difference is attributed to non-controlling interests.

Translation of financial statements from the functional currency to the presentation currency

The financial information of each entity included in the consolidation of CPC’s consolidated financial statements are prepared using the functional currency of the primary economic environment in which it operates. At the entity level, transactions in foreign currencies other than the functional currency of the entity are initially measured using the exchange rates prevailing at the dates of each transaction. Foreign currency monetary items in the statement of financial position are translated using the closing exchange rate as of the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period end of foreign currency monetary assets and liabilities are recognized in the consolidated statement of income, under the captions “Finance income” or “Finance expense.” For consolidation purposes, the financial statements of subsidiaries whose functional currency is different from the CPC’s presentation currency are translated into MXN. Assets and liabilities are translated at the exchange rates prevailing at the reporting date, while income and expenses are translated at average exchange rates for the period. Exchange differences arising from the translation of the financial statements of subsidiaries whose functional currency differs from the Group’s presentation currency are recognized in other comprehensive income and accumulated in equity as a cumulative translation adjustment.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

3.3.	Revenue from agreements with customers

A five-step model for accounting of revenue arising from agreements with customers is applied, so that revenue is recognized at an amount that reflects the consideration to which the entity expects to receive in exchange for the transfer of the assets or services control to a customer.

The five steps mentioned above are: (1) identification of agreements with customers; (2) identification of the performance obligations; (3) determination of transaction price; (4) allocation of transaction price for performance obligations; and (5) revenue recognition.

Airport revenue is recognized when airport services are used by customers.

Ancillary revenue is recognized when the related services are rendered. Revenue from operating leases is recognized on a straight-line basis over the lease term.

Construction revenue: under IFRIC 12, when the concessionaire provides infrastructure construction or improvement services, revenues and costs related to these services are calculated, which are determined according to the stage of completion of the physical progress of the contracted assignment, which is aligned with the measurement of assignments performed.

Tariff values are agreed upon at the conclusion of each concession agreement, which provide for annual readjustments.

The Company also earns revenue from the provision of administrative services to other non-controlled companies within the Group and recognizes such revenue as the services are rendered.

Revenues are not recorded if there is significant uncertainty as to their realization.

See note 18 for further details.

3.4.	Financial instruments

Initial recognition and measurement

Accounts receivable and debt securities are initially recognized on the date they originated. All other financial assets and liabilities are initially recognized when the Group becomes one of the parties to the contractual provisions of the instrument.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

A financial asset (unless in the case of trade receivables from customers without a significant financing component) or a financial liability is initially measured at fair value, plus or minus, for an item not measured at fair value through profit or loss (FVTPL), the transaction costs that are directly attributable to its acquisition or issuance. Trade receivables without a significant financing component are initially measured at the transaction price.

Subsequent classification and measurement

Financial assets

In initial recognition, a financial asset is classified as measured: at amortized cost or to FVTPL.

Financial assets are not subsequently reclassified after their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at FVTPL:

•	it is maintained within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	its contractual terms generate, on specific dates, cash flows related only to payment of principal and interest on the outstanding principal amount.

All financial assets not classified as measured at amortized cost, as described above, are classified as FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that would otherwise meet the requirements to be measured at amortized cost as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets - Assessment of the business model

The Group assesses the objective of the business model in which a financial asset is held in a portfolio because this best reflects how the business is managed and how information is provided to Management. The information considered includes:

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

•	the policies and goals established for the portfolio and the practical functioning of such policies. They include whether Management’s strategy focuses on obtaining contractual interest revenue, maintaining a certain interest rate profile, matching the duration of financial assets with the duration of related liabilities or expected cash outflows, or the realization of cash flows through the sale of assets;

•	how the portfolio’s performance is evaluated and reported to the Group’s Management;

•	the risks that affect the performance of the business model (and the financial asset held in that business model) and the way those risks are managed;

•	how business managers are remunerated, for example, whether the remuneration is based on the fair value of the assets managed or on the contractual cash flows obtained; and

•	the frequency, volume, and timing of sales of financial assets in prior periods, the reasons for such sales, and expectations for future sales.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales, consistent with the Group’s continuing recognition of the assets.

Financial assets held for trading or managed with performance measured at fair value are measured at fair value through profit or loss.

Financial assets – Assessment of whether contractual cash flows are only payments of principal and interest

For the purposes of such assessment, “principal” is defined as the fair value of a financial asset upon initial recognition. “Interest” is defined as a consideration for the value of money over time for the credit risk associated with the outstanding principal over a given period and for the other basic risks and costs of loans (for example, liquidity risk and administrative costs), as well as a profit margin.

The Group considers the contractual terms of the instrument to assess whether the cash flows are solely payments of principal and interest. This includes assessing whether the financial asset contains a contractual term that could change the timing or value of contractual cash flows so that it would not meet this condition. In making this assessment, the Group considers:

•	contingent events that change the value or timing of cash flows;

•	terms that may adjust the contractual rate, including variable rates;

•	prepayment and extension of the term; and

•	terms that limit the Group’s access to cash flows from specific assets (for example, based on the performance of an asset).

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

Prepayment is consistent with the payment criterion of principal and interest if the prepayment amount represents, in the most part, unpaid amounts of principal and interest on the outstanding amount of principal—which may include reasonable compensation for the early termination of the contract. Furthermore, in relation to a financial asset acquired at a value lower or greater than the nominal value of the agreement, the authorization or requirement of prepayment at a value representing the nominal value of the agreement plus contractual interest accrued (but unpaid) (which may also include reasonable offsetting for the early termination of the contract) are treated as consistent with this criterion if the fair value of the prepayment is insignificant at the initial recognition.

Financial assets – Subsequent measurement and gains and losses

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. The revenue from interest, exchange gains and losses, and impairment are recognized in the statement of profit or loss. Any gain or loss on derecognition is recognized in the statement of profit or loss.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net profit or loss, including interest, is recognized in the statement of profit or loss.

Derecognition

Financial assets

The Group derecognizes a financial asset when:

•	the contractual rights to the cash flows from the asset expire; or

•	it transfers the contractual rights to receive the contractual cash flows on a financial asset in a transaction where:

•	all the risks and benefits of ownership of the financial asset are substantially transferred; or

•	the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and does not retain control over the financial asset.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

The Group enters into transactions in which it transfers assets recognized in the balance sheet but retains all or substantially all of the risks and rewards of the transferred assets. In such cases, financial assets are not derecognized.

Financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Upon the derecognition of a financial liability, the difference between the terminated carrying amount and the consideration paid (including transferred assets that do not transit through the cash or liabilities assumed) is recognized in the statement of profit or loss.

Hedge accounting

The Company designates certain hedging instruments related to foreign currency and interest rate risk as fair value hedges or cash flow hedges.

At the beginning of the hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedging transactions. Additionally, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument used in a hedging relationship is highly effective in offsetting changes in the fair value or cash flow of the hedged item attributable to the hedged risk.

Note no. 20 provides further details on the fair value of derivative instruments used for hedging purposes.

Cash flow hedge: hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability (such as all or some of the future interest payments on a variable-rate debt) or a highly probable anticipated transaction that could affect profit or loss.

The effective portion of changes in the fair value of derivatives that is designated and qualified as a cash flow hedge is recognized in other comprehensive income and accumulated in the cash flow hedge item, in equity, and is limited to the cumulative change in the fair value of the hedged item, determined on a present value basis, since the inception of the hedge. Losses or gains related to the ineffective portion are recognized immediately in the profit or loss for the period.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the period in which the hedged item is recognized in profit or loss, under the same heading in the income statement in which such item is recognized.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

Hedge accounting is discontinued when the Company cancels the hedging relationship, the hedging instrument expires or is sold, terminated, or enforced, or when it no longer qualifies as hedge accounting.

When the hedged transaction is no longer expected to occur, the accumulated and deferred gains or losses in equity are recognized immediately in profit or loss.

Offsetting

Financial assets and liabilities are offset and the net amount is presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

3.5.	Cash and cash equivalents and financial investments

Cash and cash equivalents

Cash and cash equivalents encompass the balances of cash and immediately convertible financial investments with insignificant risk of change in value. These funds are kept for the purpose of meeting short-term commitments.

In addition to the criteria above, the projected resource outflows for the next 3 months from the date of the evaluation are used as a classification parameter.

Financial investments

Financial investments comprise financial assets whose expected realization exceeds three months from the acquisition date, or that are not readily available for general use, and therefore do not qualify for classification as cash and cash equivalents.

3.6.	Transaction cost in the issuance of debt securities

Costs incurred to raise funds from third parties are initially deducted from the carrying amount of the related financial liability and subsequently recognized in profit or loss as the term elapses, based on the amortized cost method, which considers the Effective Interest Rate (EIR) of the transaction to appropriate financial charges during the term of the transaction. The internal return rate takes into account all cash flows, from the net present value of the transaction through all payments made or to be made, for the settlement of the transaction.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

3.7.	Property, plant, and equipment

Recognition and measurement

Property, plant, and equipment are measured at the historical cost, including acquisition and construction costs, less accumulated depreciation and any accumulated impairment losses, when necessary.

The costs of property, plant, and equipment are composed of expenditures that are directly attributable to the acquisition/construction of the assets, including the costs of materials, direct labor, and any other costs to place the asset in the location and condition necessary for it to operate. Additionally, for qualified assets, loan costs are capitalized.

When parts of an item of property, plant, and equipment have different useful lives, they are accounted for as individual items (major components) of property, plant, and equipment.

Other expenditures are capitalized only when there is an increase in the future economic benefits of the item of property, plant, and equipment to which it refers; if not, it is recognized in the statement of profit or loss as expenses.

Gains and losses on disposal of an item of property, plant, and equipment determined by comparing the proceeds from disposal with the carrying amount of the same are recognized in the statement of profit or loss as other operating revenues/expenses.

The replacement cost of a property, plant, and equipment component is recognized as such when it is probable that future economic benefits are embodied in it and its cost can be reliably measured. The carrying amount of a component replaced by another is written off. The maintenance costs are recognized in the statement of profit or loss when incurred.

Depreciation

Depreciation is calculated using the straight-line basis, at the rates compatible with the economic useful life and/or concession period, whichever is shorter. The useful lives are shown in note 12.

The depreciation methods, useful lives, and residual values are reviewed at the end of each year and potential adjustments are recognized as changes in accounting estimates.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

3.8.	Intangible assets

The Company has the following intangible assets:

•	Software licenses and development costs

These assets are measured at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is recognized on a straight-line basis over their estimated useful lives.

•	Infrastructure exploration rights – see Note 3.14.

Assets under construction are classified as Construction in Progress.

3.9.	Impairment of assets

Non-derivative financial assets

The Group recognizes allowances for expected credit losses on financial assets measured at amortized cost.

Expected credit losses with a significant financing component are measured over 12 months, unless credit risk has increased significantly, in which case losses allowances are measured over the entire life of the asset.

Expected credit losses for 12 months are credit losses that result from potential default events within 12 months after the reporting date (or in a shorter period if the expected life of the instrument is less than 12 months).

Provisions for losses regarding trade receivables without a significant component of financing are measured at a value equal to a credit loss estimated for the instrument’s entire life, which derives from all possible default events throughout the financial instrument’s expected life.

The maximum period considered in estimating expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

In determining whether the credit risk of a financial asset has increased significantly since initial recognition and in estimating expected credit losses, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes quantitative and qualitative analyses based on the Group’s historical experience, credit assessment, and consideration of forward-looking information (forward-looking).

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

Expected credit losses are estimates weighted by the probability of credit losses. When applicable, credit losses are measured at present value, based on the difference between the cash flows due to the Group in accordance with the agreement and the cash flows the Group expects to receive. The expected credit losses are discounted by the effective interest rate of the financial asset.

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectation of recovering the financial asset in full or in part. However, financial assets written off may still be subject to collection activities to comply with the Group’s procedures for recovering amounts due.

The loss allowance for financial assets measured at amortized cost is deducted from the gross carrying amount of the assets and charged to profit or loss.

Non-financial assets

The carrying amounts of non-financial assets are reviewed annually to determine if there is an indication of impairment loss. For impairment testing purposes, assets are grouped into cash-generating units (CGUs), and, if any such indication exists, the recoverable amount of the respective CGU is estimated.

The Group determines an asset’s value in use based on the present value of expected cash flow projections, based on budgets approved by Management, as of the valuation date and through the end of the concession term, considering discount rates that reflect the specific risks associated with each cash-generating unit.

During the projection period, the key assumptions considered are related to estimates of traffic for the infrastructure projects held, indices used to adjust tariffs, growth in Gross Domestic Product (GDP) and the respective GDP elasticity of each business, operating costs, inflation, capital expenditures, discount rates, and contractual rebalancing.

An impairment loss is recognized in the statement of profit or loss when the carrying amount of an asset exceeds its estimated recoverable amount.

The recoverable value of an asset is the higher between its value in use and its fair value, less costs of disposal. The value in use is based on estimated future cash flows discounted to present value using a discount rate before taxes that reflects current market evaluations of the value of money over time and the specific risks of the asset.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. An impairment is reversed in case of changes in the estimates used to determine the recoverable value, only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, less depreciation or amortization, had no impairment been recognized.

3.10.	Provisions

A provision is recognized in the balance sheet when the Company has a legal or unformalized obligation incorporated as a result of a past event, which can be reliably estimated, and it is probable that economic resources will be required to settle the obligation. Provisions are calculated by discounting the expected future cash flows at a pre-tax rate which reflects the current market evaluations as to the value of the cash over time and the specific risks of the liability. The financial costs incurred are recorded in the statement of profit or loss.

3.11.	Financial revenues and expenses

Financial revenue basically comprises interest from financial investments, changes in the fair value of financial assets, which are recorded through the profit or loss for the year, and positive adjustments for inflation and exchange rate variations on financial instruments, whether classified as assets or liabilities..

Financial expenses basically comprise interest, inflation adjustments and exchange-rate variations on financial liabilities, rearrangement of adjustments to present value on provisions, and changes in the fair value of financial assets measured at fair value through profit or loss. Loan costs that are not directly attributable to the acquisition, construction, or production of qualifying assets are recognized in the statement of profit or loss for the year using the effective interest method.

3.12.	Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions to a separate entity (pension fund) and will have no obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the statement of profit or loss, for the periods in which the services are rendered by the employees.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

Short-Term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are recorded as expenses as the related service is provided.

3.13.	Income tax and social security contributions

Current and deferred income tax and social contribution are calculated based on the tax rates of 15% plus a surcharge of 10% on taxable profit in excess of BRL 240 (annual basis – equivalent to MXN 814) for income tax and 9% on taxable profit for social security contribution on net income, considering the offsetting of tax losses and negative basis of social security contribution limited to 30% of the taxable profit.

Current and deferred taxes are recognized in the statement of profit or loss unless they are related to items recognized directly in equity.

Current taxes are the taxes payable on the taxable profit for the year, at rates effective on the date of consolidated interim financial information.

Deferred taxes are recognized in relation to temporary differences between the carrying amounts of the assets and liabilities for accounting purposes, and the corresponding amounts are used for taxation purposes. Deferred tax assets and liabilities are measured based on tax rates that are expected to be applied to the temporary differences when they are reversed, based on tax rates that were decreed up to the reporting date, which reflect the uncertainty related to tax on profit, if any.

To determine current and deferred income tax, the Company takes into consideration the impact of uncertainties on positions taken on taxes and if the additional income tax and interest payment should be made. The Company believes that the provision for income tax recorded in liabilities is adequate for all outstanding years, based on its evaluation of several factors, including interpretations of tax laws and past experience. This evaluation is based on estimates and assumptions that may involve a range of judgments on future events. New information may be provided, making the Company change its judgment on the adequacy of the existing provision; such changes will impact income tax expenses for the year in which they are made. Deferred tax assets and liabilities are offset when there is a legally enforceable right to compensate current tax assets and liabilities, and the latter relate to income taxes levied by the same tax authority on the same taxable entity subject to taxation.

A deferred income tax and social security contribution asset is recognized for tax losses, negative bases, and deductible temporary differences, to the extent that it is probable that future taxable profit will be available against which these can be used, such use being limited to 30% of future annual taxable profit.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

Deferred tax assets arising from temporary differences consider the expected generation of future taxable profit, based on a technical feasibility study approved by management, which includes assumptions that are affected by expected future conditions of the economy and the market, in addition to assumptions of growth in the revenue arising from each operating activity of the Company, which may be impacted by economic reductions or growth, expected inflation rates, traffic volume, among others.

Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination, and which does not affect the taxable profit or loss, nor the accounting result; and

•	temporary taxable differences arising from the initial recognition of goodwill.

3.14.	Service concession agreements – Infrastructure operation right (IFRIC 12)

The infrastructure, within the scope of Technical Interpretation IFRIC 12 - Concession Agreements, is not recognized as the concessionaire’s property, plant, and equipment, since the concession agreement sets forth only the transfer of ownership of these assets for the provision of public services, and they are handed over to the Concession Grantor after the termination of the relevant agreement. The concessionaire has access to construct and/or operate the infrastructure for the provision of services for a specified period under the concession agreement.

Under the terms of the concession agreements in the scope of IFRIC 12, the concessionaire is a service renderer, building or improving the infrastructure (construction or improvement services) used to provide a public service and operates and maintains this infrastructure (operation services) during a determined period.

If the concessionaire provides construction or improvement services, received or receivable remuneration is recorded at fair value. This remuneration may correspond to a right over an intangible asset, financial asset, or both. The Concessionaire recognizes an intangible asset to the extent it receives the right (authorization) to charge the users for the provision of public services. The Concessionaire recognizes a financial asset to the extent that it has the unconditional contractual right to receive cash or another financial asset from the Concession Grantor for the construction services.

Such financial assets are measured at their fair value on initial recognition and then measured at amortized cost.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

Should the Company be partially remunerated for the construction services through a financial asset and partially through an intangible asset, each item of the remuneration received or receivable is individually registered, and it is initially recognized at the fair value of the remuneration received or receivable.

The infrastructure operation right results from expenses on construction works for improvements in exchange for the right to charge users for the use of the infrastructure. This right is comprised of construction cost plus profit margin and loan costs attributable to this asset. The Company estimated that any margin, net of taxes, is immaterial, considering it as zero.

The infrastructure exploration right may also arise from payments to the Granting Authority in exchange for the right to charge users for the use of the infrastructure, such as the existing concessions at BH Airport, Bloco Sul, Bloco Central and Pampulha.

Expenditures incurred in the performance of improvement construction works that do not generate future economic benefits are recorded as costs when incurred, as they do not meet the criteria for recognition of intangible assets.

Because concession agreements are subject to execution, construction of infrastructure improvement works are only recognized in the accounting records when they are physically executed.

Additionally, the Company accountably recognizes the non-monetary assets from the concession agreements entered into with the Concession Grantors related to the extension of terms resulting from economic rebalancing, according to the characteristics mentioned above, as intangible assets at its fair value, since there is no associated performance obligation, as intangible assets, the corresponding entry being revenue in the profit or loss. Regarding the amount registered in the profit or loss, deferred tax liabilities are constituted, originating from the temporary difference.

Amortization of the infrastructure exploration right is recognized in profit or loss based on the expected economic benefit curve over the concession term, taking into consideration the estimated curve of airport passenger traffic as the basis for amortization.

3.15.	Segment information

Segment information is presented in accordance with IFRS 8 – Segment Information.

The Company’s Management in place at the reporting date, appointed by the Motiva Group and acting as the Chief Operating Decision Maker (“CODM”), regularly reviewed the Company’s operational and financial information for purposes of performance assessment and resource allocation.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

Based on the information reviewed by the CODM as of the reporting date, the Company operated in a single operating segment, consisting of airport concession activities. Therefore, segment information is presented on a consolidated basis.

3.16.	New standards not yet in effect

Certain new standards will become effective for periods ending after January 01, 2026, and have not been adopted in the preparation of these consolidated interim financial information.

Presentation and disclosure of financial statements

IFRS 18 will replace IAS 1 – Presentation of Financial Statements and applies to annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:

•	Entities are required to classify all income and expenses into five categories in the statement of profit or loss: operating, investing, financing, discontinued operations, and income tax. Entities are also required to present a newly defined operating profit subtotal. Entities’ net profit will not change.

•	Management-defined performance measures (MPMs) are disclosed in a single note to the financial statements.

•	Enhanced guidance is provided on how to group information in the financial statements.

Additionally, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows using the indirect method.

The Group is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group’s statement of profit or loss, statement of cash flows, and additional disclosures required for MPMs. Entities are required to classify all revenues and expenses into five categories in the Statement of Profit or Loss, namely: operating, investing, financing, discontinued operations, and income tax.

Other accounting standards

The following amended standards are not expected to have a significant impact on the consolidated interim financial information:

•	Nature-related electricity agreements (amendments to IFRS 7 and IFRS 9); and

•	Classification and Measurement of Financial Instruments (amendments to IFRS 7 and IFRS 9).

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

3.18.	Tax reform

On December 20, 2023, Constitutional Amendment No. 132 was enacted, establishing the Consumption Tax Reform based on the Dual VAT model: the Contribution on Goods and Services (CBS - Federal) and the Tax on Goods and Services (IBS - Subnational).

On January 16, 2025, Complementary Law No. 214/2025 (originating from PLP 68/2024) was enacted, regulating the main provisions of the new regime and the Excise Tax (IS).

On April 30, 2026, Decree No. 12,955/2026 was published, regulating the CBS, providing, among other aspects, for the incidence, calculation basis, and passive subjection, as well as the operational rules applicable to the federal tax.

The transition to the new system will take place between 2026 and 2032. Given the current transition phase and the dependence on regulatory definitions, the quantitative effects of the Reform on the calculation of taxes cannot yet be estimated with precision. Consequently, there were no measurable impacts on these consolidated interim financial information as of June 30, 2026.

Management notes that the concession agreements operated by the Group provide for economic and financial rebalancing arising from impacts on revenue. Therefore, any increases in tax costs resulting from the transition shall be subject to economic and financial rebalancing.

3.19	Share-based payment

Share-based payments, payable in shares, are accounted for at the fair value of the equity instruments granted at the grant date. This cost is recognized over the vesting period of the instruments.

4.	Determination of fair values

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes, based on the following methods. When applicable, additional information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

•	Cash and banks

The fair values of these financial assets are equal to the carrying amounts, considering their immediate liquidity.

•	Financial investments

The fair value of financial assets measured at fair value through profit or loss is determined by reference to their closing prices on the date of recognition of consolidated interim financial information.

•	Non-derivative financial liabilities

The fair value determined for accounting and/or disclosure purposes is calculated based on the present value of projected future cash flows. The rates used in calculations were obtained from public sources (B3 and Bloomberg).

The Company uses observable market data as much as possible to measure the fair value of an asset or a liability. Fair values are classified at different levels in a hierarchy based on inputs used in valuation techniques in the following way. The different levels are defined below:

•	Level 1: (non-adjusted) prices traded in active markets for identical assets and liabilities;
•	Level 2: inputs, other than prices traded in active markets included in tier 1, that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and
•	Level 3: assumptions, for assets or liabilities, which are not based on observable market data (non-observable inputs).

5.	Financial risk management

5.1	Overview

The Company is exposed to the following risks:

a)	Credit risk;

b)	Interest rates and inflation risk;

c)	Foreign exchange rate risk; and

d)	Financial risk and liquidity.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

Information on the Company’s exposure to each of the abovementioned risks, the goals, policies, and processes for measuring and managing risk and capital is presented below. Additional quantitative disclosures are included throughout these consolidated interim financial information.

a.	Credit risk

Credit risk arises from the possibility that the Company and its subsidiaries may incur losses resulting from default by counterparties or financial institutions that hold cash and cash equivalents or financial investments. To mitigate these risks, the Group adopts as a practice the analysis of the financial and equity position of its counterparties, as well as the establishment of credit limits and ongoing monitoring of outstanding positions, except for accounts receivable from Concession Grantors, which are primarily subject to concession risk. As regards financial institutions, operations are only carried out with low-risk financial institutions, assessed by rating agencies. Further details in this regard can be found in Notes 7, 8, 10, 14, 15, and 20.

b.	Interest rates and inflation risk

Arises from the possibility of reduced gains or increased losses arising from oscillations in interest rates on its financial assets and liabilities.

The Company and its subsidiaries are exposed to floating interest rates, primarily related to variations in: (1) the Long-Term Interest Rate (TJLP) and the Interbank Deposit Certificate (CDI) applicable to borrowings in Brazilian reais; (2) the General Market Price Index (IGP-M), the Broad Consumer Price Index (IPCA), and the CDI applicable to debentures; and (3) the IGP-M and IPCA applicable to the concession term. The interest rates of financial investments are mainly linked to the CDI rate variation. Further details in this regard can be found in Notes 7, 10, 14, 15, and 20.

The Group’s concession tariffs are adjusted based on inflation indices.

c.	Exchange rate risk

This risk arises from the possibility of fluctuations in the exchange rates of foreign currencies used for the acquisition of equipment and supplies abroad, as well as for the settlement of financial liabilities. In addition to amounts payable and receivable in foreign currencies, the Company has investments in subsidiaries and joint ventures abroad and has cash flows from purchases and sales in other currencies. The Company, its subsidiaries, and joint ventures continually assess whether to enter into hedging transactions to mitigate these risks.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

The subsidiaries finance part of their operations through loans and financing denominated in foreign currencies linked to the U.S. dollar (USD) equivalent, as of June 30, 2026.

For further details, see Notes 14 and 20.

d.	Financial risk and liquidity

This risk arises from the choice between equity financing (capital contributions and retained earnings) and third-party capital used by the Company and its subsidiaries to finance their operations. Liquidity risk is the risk that the Group will encounter difficulties in meeting obligations associated with financial liabilities that are settled through cash payments or the delivery of another financial asset. To mitigate liquidity risks and optimize the weighted average cost of capital, the Group monitors investment and indebtedness levels in accordance with market standards and compliance with covenants set forth in loan, financing, and debenture agreements. Management believes that the Company and its subsidiaries have the capacity to maintain business continuity under normal operating conditions.

Information on the maturity of financial instruments liabilities may be obtained in the respective note.

The table below shows non-derivative financial liabilities according to maturity intervals, corresponding to the period remaining in the balance sheet until the contractual maturity date. These are gross, non-deducted amounts and include payment of contractual interest:

	Consolidated
	Less than				Over
	1 year	1-2 years	2-3 years	3-4 years	4 years old
Loans and financing (a)	181,200	78,079	163,192	1,655,443	2,703,724
Debentures (a)	262,130	21,419	644,567	184,499	15,199,427
Suppliers and other accounts payable	523,074	174,381	-	-	-
Suppliers and accounts payable to related parties	425,372	-	-	-	-
Dividends and interest on capital	128,905	-	-	-	-

(a) Gross values from transaction costs.

6.	Operating segments

6.1	Operating segments’ profit or loss

The Company has operations in Brazil and abroad. The Group’s activities are concentrated in a single business segment, consisting of airport operations through public concessions.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

7.	Cash and cash equivalents and Financial investments

	Consolidated
Cash and cash equivalents	06/30/2026	12/31/2025
Cash and banks	1,434,550	1,474,664
Financial investments classified as cash equivalents (a)	1,066,970	1,237,131
Total	2,501,520	2,711,795

Financial investments	06/30/2026	12/31/2025
Current	790,158	883,623
Financial investments (a)	542,602	739,135
Reserve account (b)	247,556	144,488
Non-current	383,869	357,621
Reserve account (b)	383,869	357,621
Total	1,174,027	1,241,244

The financial investments are remunerated at an average rate of 101.84% of CDI, equivalent to 15.05% per annum, as of June 30, 2026 (100.08% of CDI, equivalent to an average of 14.33% per annum, as of December 31, 2025).

a)	They substantially comprise investments in an exclusive investment fund and in Bank Deposit Certificates (CDB);

b)	Intended to meet long-term contractual obligations related to loans and debentures (Notes 14 and 15).

8.	Accounts receivable

8.1	Net accounts receivable
	06/30/2026	12/31/2025
Current	890,843	885,878
Accounts receivable (a)	922,993	922,657
Allowance for expected credit losses (b)	(32,150)	(36,779)
Non-current	2,228	3,965
Accounts receivable of operations (a)	2,228	3,965
Total	893,071	889,843

(a)	Trade receivables arising from operations; and

(b)	It reflects the loss allowance on transactions relating to the receivables mentioned in item (a).

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

8.2	Aging in accounts receivable

Aging list of receivables	06/30/2026	12/31/2025
Credits to become due	925,221	926,622
Total	925,221	926,622

8.3	(Non-current) receivable maturity schedule

(Non-current) receivable maturity schedule	06/30/2026	12/31/2025
2027	1,377	3,163
2028	851	802
Total	2,228	3,965

9.	Income tax and social contribution

9.1	Reconciliation of current and deferred income tax and social security contribution

The reconciliation of income tax and social security contribution registered in the profit or loss is shown as follows:

	Consolidated
	2026	2025
Reconciliation of income tax and social security contribution	Jan - Jun	Jan - Jun
Income before income tax and social security contribution	16,888	199,881
Income tax and social security contribution at nominal tax rate (34%)	(5,742)	(67,960)

Tax effect of permanent additions and exclusions
Equity accounted-investees	87,103	115,427
Non-deductible expenses	(2,061)	(2,127)
Variable compensation of officers appointed pursuant to the articles	(410)	623
(Cultural, artistic, and sporting) incentives related to income tax	44	52
Not-constituted income tax and social contribuition on tax losses and differences over time	(7,648)	(8,545)
Inflation adjustment on tax liabilities (Selic)	1,661	1,673
Other tax adjustments	(48,092)	35,643
Income tax and social security contribution expenses	24,855	74,786
Current taxes	(107,467)	(3,239)
Deferred taxes	132,322	78,025
Effective tax rate	-147.18%	-37.42%

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

9.2	Deferred taxes

Deferred income tax and social security contributions have the following sources:

	Consolidated
Deferred income tax and social security contribution	06/30/2026	12/31/2025
Assets	3,427,661	3,087,840
Corporate income tax (IRPJ) and social contribution on net profit (CSLL) on tax losses and negative bases (a)	2,853,209	2,553,486
Provisions (b)	30,394	42,252
Long-Term Compensation Program	-	4,886
Adjustment to present value	505,160	469,566
Assisted operation	2,959	5,000
Taxes with suspended enforceability - PIS and COFINS	10,839	8,391
Other	25,100	4,259
Offsetting of tax assets	(409,252)	(379,475)
Taxes assets after offsetting	3,018,409	2,708,365
Liabilities	(579,141)	(468,382)
Capitalization of interest	(349,424)	(329,262)
Loan transaction costs	(60,920)	(60,512)
Difference between tax and accounting amortization criteria	(168,797)	(78,608)
Offsetting of tax liabilities	409,252	379,475
Tax liabilities after offsetting	(169,889)	(88,907)
Net deferred tax	2,848,520	2,619,458

	Consolidated
Movement in deferred tax	2026	2025
Balance as of January 1	2,619,458	2,650,522
Recognition in the income or loss	132,322	78,025
Recognition in equity	96,740	(109,089)
Deferred taxes on cash flow hedge	14,186	-
Currency translation adjustments	82,554	(109,089)
Balances as of June 30	2,848,520	2,619,458

(a)	The subsidiaries expect to recover tax credits arising from tax losses and negative social contribution tax bases in future periods, as follows:

Consolidated
2026	8,260
2027	9,600
2028	26,226
2029	54,873
2030	92,968
2031	65,294
2032 onwards	2,595,988
Total	2,853,209

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

(b)	Provisions: For labor, tax, civil and contractual risks, equity-accounted investments (PLR), and losses allowances – accounts receivable.

CPC and its subsidiary SPAC did not recognize deferred tax assets on tax loss carryforwards and negative tax bases amounting to MXN 769,056 and MXN 899,605, respectively, as there is no expectation of generating taxable profit in the long term. If recognized, the deferred tax asset balance (IRPJ/CSLL) would amount to MXN 273,229 as of June 30, 2026 (MXN 267,082 as of December 31, 2025).

10.	Related parties

The balances of assets and liabilities on June 30, 2026 and December 31, 2025, as well as transactions that have influenced the income for the six-month period ended June 30, 2026 and 2025, related to operations with related parties, result from transactions between the Company, its ultimate parent company, joint ventures, key management personnel, and other related parties.

	06/30/2026				12/31/2025
			Other				Other
Balances	Parent Companies	Joint ventures	related parties	Total	Parent Companies	Joint ventures	related parties	Total
Assets	415	214,877	7,277	222,569	584	-	6,887	7,471
Bank – checking accounts	-	-	2,828	2,828	-	-	1,609	1,609
Financial investments	-	-	3,337	3,337	-	-	1,893	1,893
Accounts receivable	415	-	606	1,021	584	-	2,027	2,611
Dividends and interest on capital	-	214,877	472	215,349	-	-	-	-
Other credits	-	-	34	34	-	-	1,358	1,358
Liabilities	531,355	-	24,095	555,450	433,098	-	10,963	444,061
Suppliers and accounts payable	405,929	-	19,443	425,372	311,642	-	1,191	312,833
Dividends and interest on capital	125,426	-	3,479	128,905	121,456	-	8,473	129,929
Other accounts payable	-	-	1,173	1,173	-	-	1,299	1,299

	2026			2025
	Jan - Jun			Jan - Jun
		Other			Other
Transactions	Parent Companies	related parties	Total	Parent Companies	related parties	Total
Costs/expenses - employee private pension benefit	-	3	3	-	2,553	2,553
Costs/expenses - employee benefit vouchers	-	23,373	23,373	-	28,389	28,389
Costs / expenses - technology support and maintenance services	-	37	37	-	693	693
Costs/expenses - specialized services and consultancies	-	14	14	-	1,486	1,486
Costs / expenses - other general expenses	-	1,834	1,834	592	627	1,219
Costs / expenses - infrastructure used	-	729	729	-	1,788	1,788
Costs / expenses - donations	-	-	-	-	2,480	2,480
Costs / Expenses - Services for promotional campaigns and events	-	349	349	-	343	343
Costs/expenses of snacks and meals	-	27	27	-	10	10
Costs / expenses - vehicle maintenance services	-	3	3	-	3	3
Costs / expenses - staff training services	-	20	20	-	10	10
Costs / expenses - services operations	-	3	3	-	3	3
Costs / expenses - Purchase of goods	-	10	10	-	-	-
Expenses related to the provision of guarantees in debt issuances	83,053	742	83,795	83,283	1,590	84,873
Financial expenses - interest, exchange rate and monetary variations	-	203	203	-	18,254	18,254
Transfer of employee costs and expenses	-	-	-	159	260	419
Transfer of costs and expenses / CCR	86,487	-	86,487	75,985	-	75,985
Revenues from financial investments	-	(180)	(180)	-	(859)	(859)
Revenue from services rendered between related parties.	-	(38,336)	(38,336)	-	(11,376)	(11,376)
Revenue from mutual cooperation	-	(169)	(169)	-	-	-
Financial revenue - interest, exchange rate and monetary variations	-	(1,190)	(1,190)	-	-	-
Other operating revenues	-	(3)	(3)	-	(55)	(55)

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

10.1	Key management professionals

Expenses with key personnel

	Consolidated
	2026	2025
Expenses with key management professionals	Jan - Jun	Jan - Jun
Compensation (a)	38,082	15,639
Short-term benefits - fixed remuneration	27,621	18,829
Other benefits:	10,461	(3,190)
Provision for variable compensation for the year	9,156	7,534
Reversal (supplement) of PPR provision from the previous year paid in year (b)	827	(11,271)
Private pension plan	454	520
Life insurance	24	28

At the Annual General Meeting (AGM), held on April 30, 2026, the annual global remuneration for the members of the Parent Company’s Management for fiscal year 2026 was approved, in an amount of up to MXN 21,563.

Balances payable to key personnel

	Consolidated
	06/30/2026	12/31/2025
Compensation of managers (a)	10,503	12,399

(a)	Includes the total fixed and variable remuneration attributable to the members of Management and the Board of Directors (Board of Directors, Statutory Executive Board, and non-Statutory Executive Board); and

(b)	Refers to the supplement/(reversal) of the Profit Sharing Program (PPR) provision due to the final determination of goal achievement. During the semester ended June 30, 2026, PRP payments were made in the amount of MXN 14,756 on a consolidated basis.

11.	Investments in joint ventures

11.1	Breakdown of the joint ventures

	Investments		Profit or loss from equity interest
Joint ventures	06/30/2026	12/31/2025	06/30/2026	06/30/2025
Abroad
Corporación Quiport	1,027,112	1,047,311	225,147	299,610
IAF	1,530	11,916	(7)	4,583
Quiama	90,142	88,695	41,459	44,104
Concession right from business acquisition	306,767	320,045	(10,414)	(8,805)
Total	1,425,551	1,467,967	256,185	339,492

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

11.2	Activity in investments

	Consolidated
	2026	2025
Balance as of January 1	1,467,967	2,297,788
Equity accounted-investees	256,185	339,492
Dividends and interest on capital	(261,861)	(171,541)
Currency translation adjustments	(36,740)	(95,117)
Other activities	-	1,703
Balances as of June 30	1,425,551	2,372,325

11.3	Summarized financial information on joint ventures

The amounts presented below do not consider CPC’s ownership percentage; that is, they refer to 100% of the financial information of the jointly controlled ventures.

	06/30/2026
	Corporación		Quiama
Summarized balance sheet	Quiport	Quiama	Ecuador	IAF
Current assets	2,563,640	179,656	106,114	6,926
Cash and cash equivalents	1,966,943	82,952	14,452	5,848
Other assets	596,697	96,704	91,662	1,079
Non-current assets	11,780,957	1,072	-	-
Total Assets	14,344,597	180,728	106,114	6,926
	-	-	-	-
Current liabilities	1,114,786	438	50,030	3,637
Financial liabilities (a)	32,548	-	-	-
Other liabilities	1,082,238	438	50,030	3,637
Non-current liabilities	11,020,964	-	55,019	-
Financial liabilities (a)	8,344,530	-	-	-
Other liabilities	2,676,434	-	55,019	-
Equity	2,208,847	180,290	1,065	3,290
Total liabilities and equity	14,344,597	180,728	106,114	6,926

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

	12/31/2025
	Corporación		Quiama
Summarized balance sheet	Quiport	Quiama	Ecuador	IAF
Current assets	2,022,226	171,159	100,101	28,273
Cash and cash equivalents	1,427,507	83,597	16,374	27,369
Other assets	594,719	87,562	83,727	904
Non-current assets	12,410,770	6,237	-	-
Total Assets	14,432,996	177,396	100,101	28,273
	-	-	-	-
Current liabilities	693,897	7	41,341	2,611
Financial liabilities (a)	24,037	-	-	3
Other liabilities	669,860	7	41,341	2,608
Non-current liabilities	11,488,747	-	52,526	(3)
Financial liabilities (a)	8,661,524	-	-	(3)
Other liabilities	2,827,223	-	52,526	-
Equity	2,250,352	177,389	6,234	25,666
Total liabilities and equity	14,432,996	177,396	100,101	28,273

(a) Balance of loans and debentures.

	06/30/2026
	Corporación		Quiama
Summarized statement of profit and loss	Quiport	Quiama	Ecuador	IAF
Revenues	2,050,557	86,571	153,519	-
Depreciation and amortization	(403,829)	-	-	-
Financial revenues	19,380	417	-	590
Financial expenses	(405,104)	-	(98)	(458)
Operating income before taxes	644,363	82,914	454	(234)
IR and CS	(160,166)	-	(92)	224
Profit or loss from transactions	484,197	82,914	363	(10)
Other comprehensive income	(599,932)	(85,826)	(5,743)	(23,336)
Comprehensive income for the period	(115,735)	(2,912)	(5,380)	(23,346)

	06/30/2025
	Corporación		Quiama
Summarized statement of profit and loss	Quiport	Quiama	Ecuador	IAF
Revenues	2,381,781	91,562	161,052	-
Depreciation and amortization	(427,005)	-	-	-
Financial revenues	36,664	866	-	452,401
Financial expenses	(485,259)	-	(104)	(439,118)
Operating income before taxes	644,323	88,209	499	12,797
IR and CS	-	-	-	(2,942)
Profit or loss from transactions	644,323	88,209	499	9,854
Other comprehensive income	(580,098)	(41,046)	(831)	(1,914)
Comprehensive income for the period	64,225	47,163	(333)	7,940

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

11.4	Other relevant information – Legal, administrative-regulatory, and arbitration proceedings related to concession agreements issues

The Company and its subsidiaries are parties to legal, administrative-regulatory, and arbitration proceedings related to concession agreements matters.

In the context of concessions in general, administrative-regulatory proceedings are the formal instruments through which interaction between concessionaires and Concession Grantors occurs (such as a service provider relationship with the customer) regarding various topics relating to the concession agreements, covering, but not limited to, matters that affect the contractual interpretation and the economic-financial balance of the concession. Such administrative-regulatory proceedings can be initiated by either party, and technical, regulatory, contractual, and legal topics of different natures regarding the dynamics of the concession are presented and discussed. During their course, such proceedings bring preliminary or non-definitive positions regarding the legal expectations of each requesting party. Administrative decisions must be made in compliance with the governing legislation and the concession agreements themselves and, in general, may be subject to judicial or arbitration review.

The nature of these contractual discussions typically involves tariff adjustments, force majeure events (i.e., COVID-19 pandemic), changes to the time of execution or scope of the construction works provided for in the concession agreements, controversies regarding compliance or non-compliance with specific contractual requirements, or even the form of measurement.

There are uncertainties related to the measurement of regulatory proceedings, including: (i) the understanding of each party on the topic, (ii) negotiations or their subsequent developments, which substantially alter the amounts involved, (iii) the complexity of measurement, which commonly involves technical expertise, (iv) the high probability of different issues being evaluated and resolved jointly, based on the respective net balance of the recognized claims of each party, and (v) the form of settlement.

Final resolutions on regulatory issues can occur in different, non-exclusive ways, such as: (i) receipt or payment in cash, (ii) extension or reduction of the concession agreement term, and (iii) reduction or increase of commitment to future investments, increase or reduction of the tariff.

Furthermore, rebalancing received in the form of a tariff increase or reduction is recognized as the service is provided by the concessionaire, as well as rebalancing in the form of a reduction or increase in future investment commitments, which, being executory agreements, will be recognized with the realization of the infrastructure improvement construction work. Management reiterates its confidence in the current legal procedures applicable to concession agreements and assesses the risk of loss of discussions related to regulatory matters of the agreements as being remote and/or with no expectation of cash disbursement.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

The financial information of the Group do not reflect any adjustments arising from these discussions.

12.	Property, plant, and equipment and construction in process

	Property, plant and equipment							Total
	Furniture	Machinery		Facilities				property,
	and	and		and	Operating	Total	Construction	plant, and
	fixtures	equipment	Vehicles	buildings	equipment	operating	in process	equipment
Balance as of January 1, 2025	5,864	58,654	31,226	1,065	3	96,812	88,942	185,754
Additions	-	-	-	-	-	-	35,634	35,634
Write-offs	(17)	(350)	(742)	-	-	(1,109)	-	(1,109)
Transfers	738	27,498	14,803	13,656	-	56,695	(56,764)	(69)
Depreciation	(2,324)	(27,076)	(10,721)	(2,492)	(3)	(42,616)	-	(42,616)
Conversion adjustment	(423)	(3,684)	(2,154)	(711)	-	(6,972)	(1,790)	(8,762)
Other	-	(1,188)	(542)	-	-	(1,730)	-	(1,730)
Balance as of December 31, 2025	3,838	53,854	31,870	11,518	-	101,080	66,022	167,102
Cost	25,202	161,377	115,078	27,213	7,043	335,913	66,022	401,935
Accrued depreciation	(21,364)	(107,523)	(83,208)	(15,695)	(7,043)	(234,833)	-	(234,833)
Balance as of December 31, 2025	3,838	53,854	31,870	11,518	-	101,080	66,022	167,102
Additions	-	-	-	-	-	-	19,614	19,614
Write-offs	-	(44)	(14)	-	-	(58)	-	(58)
Transfers	75	7,193	2,098	8,526	-	17,892	(17,892)	0
Depreciation	(1,000)	(15,963)	(6,787)	(1,593)	-	(25,343)	-	(25,343)
Conversion adjustment	117	2,425	306	323	-	3,171	1,268	4,439
Other	(7)	(525)	(112)	-	-	(644)	-	(644)
Balance as of June 30, 2026	3,023	46,940	27,361	18,774	-	96,098	69,012	165,110
Cost	26,215	166,485	118,797	36,883	7,273	355,653	69,012	424,665
Accrued depreciation	(23,192)	(119,545)	(91,436)	(18,109)	(7,273)	(259,555)	-	(259,555)
Balance as of June 30, 2026	3,023	46,940	27,361	18,774	-	96,098	69,012	165,110
Average annual depreciation rate %
June 30, 2026	10	16	10		10

Additions to property, plant and equipment included borrowing costs of MXN 1,156 in the semester ended June 30, 2026 (MXN 1,492 in the semester ended June 30, 2025). The average capitalization rates for the semester ended June 30, 2026 and 2025 were 0.94% per period and 0.89% per period, respectively.

13.	Intangible assets and infrastructure under construction

	Intangible assets
	Exploitation of		Concession right	Computerized		Infrastructure	Total
	the granted	Computerized	from business	systems in	Total	under	intangible
	infrastructure	systems	acquisition	progress	operating	construction	assets
Balances as of January 1, 2025	27,444,270	20,700	279,514	30,673	27,775,157	2,186,597	29,961,755
Additions	19,132	-	36,626	7,343	63,101	2,172,774	2,235,875
Write-offs	131,743	-	-	-	131,743	-	131,743
Transfers	2,392,624	11,782	-	(11,720)	2,392,686	(2,392,617)	69
Amortization	(612,689)	(6,341)	(150,305)	-	(769,335)	-	(769,335)
Conversion adjustment	(1,089,237)	(1,186)	76,574	(565)	(1,014,414)	(152,351)	(1,166,765)
Other	125,550	-	-	-	125,550	(19,602)	105,948
Balance as of December 31, 2025	28,411,393	24,955	242,409	25,731	28,704,488	1,794,801	30,499,289
Cost	38,399,164	149,364	1,403,257	25,731	39,977,516	1,794,801	41,772,317
Accrued amortization	(9,987,771)	(124,409)	(1,160,848)	-	(11,273,028)	-	(11,273,028)
Balance as of December 31, 2025	28,411,393	24,955	242,409	25,731	28,704,488	1,794,801	30,499,289
Additions	13,533	-	-	2,963	16,496	1,018,067	1,034,563
Write-offs	(3,037)	-	-	-	(3,037)	(12,682)	(15,719)
Transfers	1,129,995	21,394	-	(21,394)	1,129,995	(1,129,995)	-
Amortization	(481,451)	(4,468)	(59,127)	-	(545,046)	-	(545,046)
Conversion adjustment	791,974	479	(4,098)	947	789,302	(20,218)	769,084
Other	(121,921)	(156)	-	-	(122,077)	-	(122,077)
Balance as of June 30, 2026	29,740,486	42,204	179,184	8,247	29,970,121	1,649,973	31,620,094
Cost	40,056,566	173,829	1,373,970	8,247	41,612,612	1,649,973	43,262,585
Accrued amortization	(10,316,080)	(131,625)	(1,194,786)	-	(11,642,491)	-	(11,642,491)
Balance as of June 30, 2026	29,740,486	42,204	179,184	8,247	29,970,121	1,649,973	31,620,094
Average annual amortization rate %
June 30, 2026	(a)	20	(a)

(a) Amortization based on the economic benefit curve;

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

Infrastructure under construction

The amount of infrastructure under construction as of June 30, 2026, refers mainly to the construction works detailed below:

BHAirport	216,652
Improvements to passenger terminals	91,924
Improvements to equipment and facilities	89,616
Acquisition of equipment for passenger terminals	15,387
Improvements to cargo terminals	17,370
Systems renewal and modernization	2,356
Bloco Central	339,831
Contractual works - Phase 1B	132,013
Airport expansion and modernization works	60,306
Construction of the new runway	51,330
Systems development and implementation	37,899
Modernization of the public address system	22,970
Acquisition of buses and passenger transportation equipment, upgrades to firefighting vehicles and acquisition of fuel transportation equipment	16,848
Modernization of the airport access control system	9,509
Modernization of the airport video surveillance system	3,275
Modernization of the airport operations center	1,909
Modernization of information display monitors	3,773
Bloco Sul	281,613
1st pavement rehabilitation intervention	119,457
Airport expansion and modernization works	32,669
Airport expansion and modernization works	32,669
Contractual works - Phase 1B	24,807
Modernization of the public address system	22,814
Systems development and implementation	8,970
Acquisition of buses and passenger transportation equipment, upgrades to firefighting vehicles and acquisition of fuel transportation equipment	10,024
Modernization of the airport access control system	9,343
Implementation of the Goiânia Air Cargo Terminal (TECA)	7,729
Modernization of the airport video surveillance system	7,210
Modernization of the airport operations center	2,997
Modernization of information display monitors	2,925
Pampulha	230,897
Contractual works - Phase 1B	230,897

Additions to intangible assets included borrowing costs of MXN 39,544 in the semester ended June 30, 2026 (MXN 83,788 in the semester ended June 30, 2025). The average capitalization rates for the semester ended June 30, 2026 and 2025 were 0.94% per period and 0.89% per period, respectively.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

14.	Loans and financing

Company	Financial institutions	Contractual fees	Transaction cost effective rate (% p.a.)	Final maturity	Transaction costs incurred	Cost balances to be appropriated	06/30/2026	12/31/2025
Aeris	San Jose	USD + 4.6% p.a.	N/I	September 2032	-	-	1,511,100	1,556,247	(e)
BH Airport	BNDES (Subcredit A and B)	TJLP + 2.31% p.a.	2.3814%(a)	December 2035	7,336	2,396	1,311,641	1,294,742	(b) (c) (d) (f)
Bloco Central	BNB - 1st, 2nd and 3rd disbursements	6.0323% p.a.	6.4131%(a)	July 2045	780	674	27,597	26,740	(h)
Bloco Central	BNB - 1st, 2nd and 3rd disbursements	6.5594% p.a.	6.9531%(a)	July 2045	12,183	10,543	431,156	417,764	(h)
Bloco Central	BNDES - FINEM I (Sub-loan A - 1st disbursement)	IPCA + 8.052378% p.a.	8.4241%(a)	October 2047	5,756	5,042	229,949	222,950	(c) (d) (g)
Bloco Central	BNDES - FINEM I (Sub-loan A - 2nd disbursement)	IPCA + 8.052378% p.a.	8.4850%(a)	October 2047	3,898	3,512	137,482	133,287	(c) (d) (g)
Bloco Sul	BNDES - FINEM I (Subcredit C - 1st disbursement)	IPCA + 8.252144% p.a.	8.7324%(a)	October 2047	16,607	15,025	537,310	502,588	(c) (d) (g)
Bloco Sul	BNDES - FINEM I (Subcredit C - 2nd disbursement)	IPCA + 8.252144% p.a.	8.5313%(a)	October 2047	1,295	1,196	71,389	66,824	(c) (d) (g)
CAP	Maduro and Curiel’s Bank	USD + 4.2% p.a.	N/I	April 2030	-	-	485,625	536,178	(d)
					Total	38,389	4,743,249	4,757,320

	Consolidated
	06/30/2026	12/31/2025
Current	178,028	231,031
Loans and financing	181,200	234,089
Transaction costs	(3,172)	(3,058)
Non-current	4,565,221	4,526,289
Loans and financing	4,600,438	4,561,929
Transaction costs	(35,217)	(35,640)
Total	4,743,249	4,757,320

N/I - Transaction cost not identified due to unfeasibility or immateriality.

(a)	The actual cost of these transactions refers to costs incurred in the issuance of securities and does not consider post-fixed rates since interest and principal will be settled at the end of the transaction, and the applicable future rates are not known on the date of each transaction. These rates will only be known as each transaction period elapses. When a transaction has more than one series/tranche, it is presented at the weighted average rate;

Guarantees:

(b)	Assignment of bank accounts, indemnities, and receivables;

(c)	Motiva’s accommodation/corporate bond proportional to its direct/indirect equity participation;

(d)	Security interest;

(e)	100% accommodation/corporate bond from Motiva;

(f)	Surety provided by the other concessionaire shareholder, in proportion to its direct/indirect ownership interest.

(g)	Motiva’s corporate bond under a suspensive condition in the event of early termination of the concession agreement; and

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

(h)	Bank guarantee.

Payment schedule (non-current)	06/30/2026
2027	78,079
2028	163,192
2029	1,655,443
2030	182,157
2031 onwards	2,521,567
(-) Transaction costs	(35,217)
Total	4,565,221

The Company and its subsidiaries have financial agreements, such as loans and financing, among others, with cross-default and/or cross-acceleration sections, establishing early maturity if they are in default of amounts due in other agreements signed by them, or in case the early maturity of these agreements occurs. These indicators are constantly monitored at each reporting date in order to avoid the enforcement of such sections. There are no breaches of covenants relating to loans and financing.

15.	Debentures

Company	Series	Contractual rates (% p.a.)	Transaction cost effective rate (% p.a.)	Final maturity	Transaction costs incurred	Cost balances to be appropriated	06/30/2026	12/31/2025
CPC	6th Issuance - Single Series	CDI + 0.95% p.a.	1.0122%(a)	February 2030	756	553	262,777	255,548	(g)
				Subtotal Parent Company		553	262,777	255,548
Bloco Central	3rd Issue - Single Series	IPCA + 6.96% p.a.	7.0561%(a)	October 2047	23,309	20,603	3,096,522	2,898,188	(c) (d) (e) (f)
Bloco Sul	3rd Issue - Series 1	IPCA + 6.99% p.a.	7.0784%(a)	October 2047	69,605	62,349	9,691,173	9,066,208	(c) (d) (e) (f)
Bloco Sul	3rd Issue - Series 2	IPCA + 6.99% p.a.	7.2953%(a)	October 2047	55,625	51,955	2,540,853	2,375,281	(c) (d) (e) (f)
Pampulha	1st Issue - Single Series	CDI + 0.70% p.a.	1.2217%(a)	February 2028	1,932	1,105	584,152	567,892	(b)
					Total	136,565	16,175,477	15,163,117

	Consolidated
	06/30/2026	12/31/2025
Current	255,329	247,383
Debentures	262,130	253,773
Transaction costs	(6,801)	(6,390)
Non-current	15,920,148	14,915,734
Debentures	16,049,912	15,044,732
Transaction costs	(129,764)	(128,998)
Total	16,175,477	15,163,117

(a)	The actual cost of these transactions refers to the Internal Return Rate (IRR) calculated considering contracted interest plus transaction costs. For applicable cases, variable contractual rates were not considered for the purposes of calculating the IRR;

Guarantees:

(b) Motiva’s accommodation/corporate bond proportional to its direct/indirect equity participation;

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

(c)	Security interest;

(d)	Fiduciary sale;

(e)	Fiduciary assignment of concession rights and receivables;

(f)	Motiva’s corporate bond under a suspensive condition in the event of early termination of the concession agreement; and

(g)	There are no guarantees.

Payment schedule (non-current)	06/30/2026
2027	21,419
2028	644,567
2029	184,499
2030	499,390
2031 onwards	14,700,037
(-) Transaction costs	(129,764)
Total	15,920,148

The Company and its subsidiaries have financial agreements, such as bonds, among others, with cross-default and/or cross-acceleration sections, establishing early maturity if they are in default of amounts due in other agreements signed by them, or in case the early maturity of these agreements occurs. The indicators are constantly monitored at each reporting date in order to avoid the enforcement of such sections. There has been no breach of covenants related to the debentures.

16.	Provision for civil, labor, social, tax, and contractual risks

The Company and its subsidiaries are parties to lawsuits and administrative proceedings before courts and governmental agencies, arising from the normal course of their operations, involving tax, labor, civil, and contractual matters.

16.1	Proceedings with a probable loss expectation

Management constituted a provision in an amount considered sufficient to cover estimated probable losses regarding pending actions, according to the table below, based on (i) information from its legal advisors, (ii) an analysis of the ongoing legal proceedings, and (iii) previous experience in relation to the amounts claimed:

	Civil, Administrative,	Labor and social
Consolidated	and other	security	Tax	Contractual	Total
Balance as of December 31, 2025	764	101,224	-	-	101,988
Constitution	4,685	4,546	515	37	9,783
Reversal	(783)	(86,182)	-	-	(86,965)
Payments	(346)	(2,658)	(515)	-	(3,519)
Update of procedural and monetary bases	983	2,363	-	-	3,346
Conversion adjustment	(1)	3,781	-	-	3,780
Balance as of June 30, 2026	5,302	23,074	-	37	28,413

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

16.2	Proceedings with a possible loss expectation

The Company and its subsidiaries are exposed to other risks related to tax, civil, and labor matters, which have been assessed by legal counsel as representing a possible risk, in the amounts set out below, for which no provision has been recognized.

	Consolidated
	06/30/2026	12/31/2025
Tax	189,420	146,557
Civil and administrative matters	25,538	4,357
Labor and social security	17,192	29,723
Total	232,150	180,637

17.	Equity

17.1.	Share capital

As of June 30, 2026, the Company’s share capital is MXN 16,864,204, divided into 939,744,237 registered common shares and 939,744,236 registered preferred shares.

The shares are distributed as follows:

	06/30/2026				12/31/2025
	Equity interest	Common shares	Preferred shares	Paid-in shares	Equity interest	Common shares	Preferred shares	Paid-in shares
CCR S.A.	99.99999999%	939,744,236	939,744,236	1,879,488,472	99.99999999%	1,091,199,743	1,091,199,744	2,182,399,487
SIP - Sociedade de Investimentos e Participações Ltda	0.00000001%	1	-	1	0.00000001%	1	-	1
	100%	939,744,237	939,744,236	1,879,488,473	100%	1,091,199,744	1,091,199,744	2,182,399,488

17.2.	Legal Reserve

This reserve is established by allocating 5% of the net income determined for each fiscal year, pursuant to Article 193 of Law No. 6,404/76, until it reaches 20% of share capital.

17.3.	Equity valuation adjustment

This line includes the effects of:

•	Foreign exchange variations on investments in subsidiaries abroad. This accumulated effect will be reclassified to profit or loss as a gain or loss only upon disposal or write-off of the investment.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

17.4.	Long-Term Incentive Plans, payable in shares

No new Long-Term Incentive Plans were granted during the semester. The plans granted in prior years retain the characteristics disclosed in the notes to the respective consolidated interim financial information, with 185,580 shares remaining to vest as the vesting period progresses.

Settlement of share-based payment awards

In connection with the sale transaction of CPC, concluded on September 1, 2026 (see note n. 1), the following settlement conditions apply to the outstanding long-term incentive plans:

•	Lock-up: The one-year lock-up restriction is released upon closing of the transaction.

•	Retention Tranche (50% of each grant): Motiva’s shares will be transferred to the beneficiaries at closing, with immediate settlement, regardless of the originally established vesting schedule.

•	Performance Tranche (50% of each grant): Settlement remains subject to the measurement and achievement of the applicable TSR index. The vesting periods are accelerated and deemed fulfilled as of the closing date; however, the actual transfer of shares is contingent upon confirmation that the TSR (Total Shareholder Return) target has been met, and this tranche remains restricted until the index is determined.

•	Share transfer (2023, 2024 and 2025 grants): Settled through the transfer of shares at closing, under the conditions described above.

The lock-up release process has been initiated, with the share transfer expected to take place in October 2026.

17.5.	Profit retention reserve

On April 30, 2026, at the Annual General Meeting, the retention of MXN 360,672 in the Retained Earnings Reserve was approved, as previously disclosed as an additional dividend as of December 31, 2025.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

18.	Net operating revenue

	Consolidated
	2026	2025
	Jan - Jun	Jan - Jun
Construction revenues (IFRIC 12)	794,391	652,546
Airport Revenue	4,002,170	3,737,023
Accessory revenues	187,519	192,791
Rebalancing Revenue - Aeris (a)	-	16,744
Revenues from service provision among related parties	38,041	11,009
Net operating revenue	5,022,121	4,610,113
Net operating revenue in Brazil	2,937,296	3,107,035
Net operating revenue abroad	2,084,826	1,503,077

(a)	Economic and financial rebalancing revenue for Aeris, resulting from the execution of the 4th Amendment to the Airport Concession Agreement for the operation of Aeroporto Juan Santamaría.

18.1	Seasonality of operations

The airport segment is subject to seasonality at airports located both abroad and in Brazil, with peak demand from leisure travelers occurring in December, January and July, driven by school holidays and Northern Hemisphere vacation periods, as well as extended public holidays such as Christmas, New Year, Carnival (in Brazil), and Holy Week. Additional demand peaks arise from traditional local festivals in the states and/or municipalities where the airports are located, including the Festa de São João in São Luís and Petrolina, and the Oktoberfest in Blumenau.

Although business travel demand tends to decline during these same periods, the increase in leisure travel demand generally more than offsets such reduction, which generally contributes positively to the Group’s operating performance during these periods.

For the 12 months ended June 30, 2026, the reported net operating revenue of MXN 10,050,000 and profit before tax and social contribution of MXN 566,828.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

19.	Financial profit or loss

	Consolidated
	2026	2025
	Jan - Jun	Jan - Jun
Financial expenses	(2,016,365)	(2,081,749)
Interest on loans, financing, debentures, and commercial notes	(755,139)	(741,776)
Adjustment for inflation on loans, financing, bonds and promissory notes.	(562,151)	(481,591)
Adjustment for inflation on obligations to the Concession Grantors	(438,674)	(653,356)
Interest and adjustments for inflation	(83,253)	(102,753)
Losses with derivative transactions	(41,723)	-
Capitalization of loan costs	40,703	87,138
Adjustment to present value of obligations with the Concession Grantors	(124,043)	(215,513)
Exchange-rate variation on foreign suppliers	685	(783)
Adjustment to present value - lease	(20)	(28)
Fees, commissions, and other financial expenses	(52,750)	26,913
Financial revenues	199,379	175,206
Earnings on financial investments	146,627	138,984
Exchange-rate variation on foreign suppliers	1,424	1,528
Interest and other financial revenues	51,328	34,694
Net financial income	(1,816,986)	(1,906,543)

20.	Financial instruments

20.1	Financial instruments by category and fair value hierarchy

The table below shows the carrying amounts and the fair values of the financial assets and liabilities, including their levels in the hierarchy of fair value. It does not include information on the fair value of the financial assets and liabilities not measured at fair value if the carrying amount is a reasonable approximation of the fair value.

		Consolidated
		06/30/2026	12/31/2025
Assets	Level 2	4,785,255	4,845,799
Fair value through profit or loss		3,675,548	3,953,038
Cash and banks	Level 2	1,434,550	1,474,664
Financial investments		1,609,572	1,976,266
Linked financial investments - restricted cash account		631,426	502,108
Amortized cost		1,109,707	892,761
Accounts receivable		893,071	889,843
Accounts receivable with related parties		1,021	2,611
Loans with related parties		266	307
Dividends and interest on capital		215,349	-
Liabilities		(31,753,859)	(30,415,091)
Amortized cost		(31,753,859)	(30,415,091)
Debentures and commercial notes (a)		(16,175,477)	(15,163,117)
Loans and financing (a)		(4,743,249)	(4,757,320)
Suppliers and other accounts payable		(645,858)	(723,522)
Suppliers and accounts payable to related parties		(425,372)	(312,833)
Obligations with the Concession Grantors		(9,634,998)	(9,328,371)
Dividends and interest on capital		(128,905)	(129,928)
Total		(26,968,604)	(25,569,292)

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

(a) Carrying amounts are gross of transaction costs.

Loans and Debentures Measured at Amortized Cost - If the criterion of recognizing these liabilities at their fair value (Level 2) were adopted, the resulting balances would be as follows:

	Consolidated
	06/30/2026		12/31/2025
	Carrying amount	Fair value	Carrying amount	Fair value
Debentures (a)	16,312,042	15,231,834	15,298,505	14,940,398
Loans and financing (b)	4,781,638	4,697,290	4,796,018	4,748,654

(a) Carrying amounts are gross from transaction costs.

Fair values were calculated by projecting cash flows up to the maturity of the transactions based on future rates obtained from public sources (e.g., B3, ANBIMA, and Bloomberg), adding contractual spreads and brought to present value using a pre-fixed rate (pre-DI), plus credit risk components, which considers the ANBIMA triple-A credit curve on the base date as the spread.

20.2	Derivative financial instruments

The main purpose of the operations conducted as of June 30, 2026, is to protect against fluctuations in other indexes and interest rates, without a speculative nature. Accordingly, they are characterized as hedge instruments and recorded at fair value through profit or loss.

The Company contracted and settled NDF (Non-Deliverable Forward) for protection against exchange-rate variation in relation to open balances with supplier Alstom.

All derivative financial instruments were traded over-the-counter (OTC).

A summarized table of derivative instruments contracted for the Company is shown below:

		Reference value		Gross values contracted and settled		Income (loss)
		(Notional)		Received/(paid) local currency		Gain/(loss) in comprehensive income
Operation	Maturity date	2026	2025	2026 Jan - Jun	2025 Jan - Jun	2026 Jan - Jun	2025 Jan - Jun
NDF - foreign exchange risks		-	1,307,174	(41,723)	-	(41,723)	-
Assets position	2025	-	1,307,174	(41,723)	-	(41,723)	-

20.3	Sensitivity analysis

Sensitivity analyses are established based on assumptions and premises related to future events. The Management of the Company and its subsidiaries regularly review these estimates and assumptions used in calculations. However, the settlement of transactions involving these estimates may result in amounts that differ from estimated amounts, as a result of the subjectivity inherent to the process used to prepare the analyses.

In the sensitivity analysis calculations, new contracts of operations with derivatives were not considered other than the current ones.

For the A and B stress scenarios of the sensitivity analysis, the Company adopted the percentages of 25% and 50%, respectively, which are applied to present the situation showing relevant sensitivity to variable risk.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

20.3.1	Sensitivity analysis of interest rate variations

The table below presents the amounts arising from foreign exchange variations and interest on loan, financing, debenture, intercompany loan, bond, and other financial instrument agreements with post-fixed rates, within the 12-month period, i.e., through June 30, 2027, or through the maturity date of each transaction, whichever occurs first.

			Consolidated - Effect in MXN on the result
Risk	Exposure in MXN (6) e (7)		Probable scenario	Scenario A 25%	Scenario B 50%
CDI rate	(4,254,055)		(141,873)	(172,452)	(203,035)
IPC-A	(46,390,350		(5,456,075)	(6,022,857)	(6,589,639)
TJLP	(8,354,740		(951,524)	(1,094,238)	(1,236,982)
Effect on Debentures, Loans and financing	(58,999,145)		(6,549,472)	(7,289,547)	(8,029,656)
CDI rate	(613,210		(6,203)	(7,682)	(9,134)
Effect on mutuals	(613,210		(6,203)	(7,682)	(9,134)
CDI rate	4,164,731		391,921	479,633	566,669
Effect on financial investments	4,164,731		391,921	479,633	566,669
Total net effect of gains / (losses)	(55,447,624)		(6,163,754)	(6,817,596)	(7,472,121)
The interest rates considered were (1):
	CDI rate increase	(2)	14.14%	17.68%	21.22%
	IPC-A	(3)	1.99%	2.48%	2.98%
	TJLP	(4)	9.13%	11.42%	13.71%
	CDI rate decrease	(2)	14.14%	17.68%	21.22%

(1)	The rates presented above served as the basis for the calculation and were used in the 12 months of the calculation:

The assumptions used to determine the discount rates for levels 2 to 4 are detailed below:

(2)	Rate as of 06/30/2026, published by B3. The increase in the CDI rate was taken into account to calculate the stress scenarios for both liabilities and investments, so that the total net impact at risk can be observed by offsetting the increase in financial investments against the increase in liabilities.;

(3)	Accumulated annual variation in the past 12 months, published by the Brazilian Institute of Geography and Statistics (IBGE);

(4)	Rate on 06/30/2026, published by the BNDES;

(5)	Rate on 06/30/2026, published by the Central Bank of Brazil;

(6)	The exposure amounts do not include adjustments to fair value, are not deducted from transaction costs, and do not consider the balances of interest on 06/30/2026, when they do not affect the calculations of subsequent effects; and

(7)	The stress scenarios consider depreciation of the risk factors (CDI rate, Long Term Interest Rate (TJLP), Amplified Consumer Price Index (IPCA), and Special System for Settlement and Custody (Selic) rate).

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

21.	Commitments subject to concession agreements

21.1	Commitments to the Concession Grantor

					Current
			Amount paid during the period		Amount payable
			06/30/2026	06/30/2025	06/30/2026	12/31/2025
Variable concession fee	%	Base	308,085	218,257	127,860	100,708
Curaçao Airport (CAP)	16.0	Aviation and non-aeronautical revenue	164,492	144,973	77,765	6,547
BH Airport	5.0	Gross Revenue (a)	141,881	70,852	37,378	90,865
Pampulha	5.0	Gross revenue	1,712	2,432	1,068	3,296
Bloco Sul	0.93%	Gross revenue	-	-	10,837	-
Bloco Central	0.12%	Gross revenue	-	-	812	-

21.2	Fixed contribution – BHAirport

	06/30/2026		12/31/2025
		Present value		Present value
	Par value	(Carrying amount)	Par value	(Carrying amount)
Current	609,407	362,332	557,454	321,351
Non-current	11,662,993	9,144,806	11,467,360	8,906,312
Total	12,272,400	9,507,138	12,024,814	9,227,663

	06/30/2026		12/31/2025
		Present value		Present value
	Par value	(Carrying amount)	Par value	(Carrying amount)
2026	-	-	557,454	321,351
2027	609,407	362,332	557,454	327,686
2028	596,057	361,985	557,454	333,704
2029	596,057	369,093	557,454	341,381
2030 onwards	10,470,879	8,413,728	9,794,998	7,903,541
Total	12,272,400	9,507,138	12,024,814	9,227,663

It refers to the annual amount to be paid to the Concession Grantor as a result of the offer made in the auction under the concession, which was provided in the Bidding Notice as fully owed from the start of concession, as well as the extraordinary contribution for economic and financial restoration, provided for in the extraordinary review of the concession agreement.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

21.3	Commitments related to concessions

The concessionaires assumed commitments in their concession agreements, which encompass investments (improvements and major periodic maintenance) to be made over the concession period. The values shown below reflect the value of investments established at the beginning of each concession agreement, adjusted by rebalancing agreed upon with the Concession Grantors and restated on an annual basis by the Tariff Adjustment Indices of each concessionaire; therefore, they do not include possible differences in relation to market prices and other price correction indicators:

Company	06/30/2026	12/31/2025
BH Airport (a)	482,326	435,793
Pampulha	184,795	249,909
	667,121	685,702

(a) The amounts represent 100% of the concessionaire.

The amounts above do not include any contingent investments related to service-level matters, cases under discussion concerning rebalancing, and minor non-recurring maintenance.

22.	Statements of cash flows

22.1	Transactions not affecting cash flow

Transactions that did not affect cash during the six-month periods ended June 30, 2026 and 2025 are presented in the cash flow statement under the following lines:

	Consolidated
	06/30/2026	06/30/2025
Changes in assets and liabilities	(122,721)	156,979
Accounts receivable from related parties	-	163,459
Recoverable taxes	(122,721)	(6,481)
Effect on net cash from investment activities	122,721	(156,979)
Other Property, plant and equipment, and intangible assets	122,721	(156,979)

22.2	Financing activities

The Company classifies the interest paid as a financing activity, as it considers that such classification best represents the funding flows to fulfill the obligations in the concession agreements.

Companhia de Participações em Concessões

Notes to the consolidated interim financial information for the six-month period ended June 30, 2026

(Expressed in thousands of Mexican Pesos, unless otherwise indicated)

The reconciliation of financing activities is shown below:

	Loans and
Consolidated	financing	Debentures	Lease liabilities	Total
Balance as of December 31, 2025	(4,757,320)	(15,163,117)	(6,423)	(19,926,860)
Variation in financing cash flows	265,359	575,158	3,055	843,572
Payments of principal	82,104	1,525	146	83,775
Payments of interest	183,255	573,633	2,909	759,797
Other variations that do not affect cash	(251,288)	(1,587,518)	126	(1,838,680)
Expenses with interest, adjustment for inflation and exchange rate variation	(222,513)	(1,094,777)	-	(1,317,290)
Reversal of the present value adjustment	-	-	(20)	(20)
Cumulative conversion adjustment	(28,775)	(492,741)	146	(521,370)
Balance as of June 30, 2026	(4,743,249)	(16,175,477)	(3,242)	(20,921,968)

23.	Subsequent events

CPC

Capital Increase

On September 1, 2026, the Shareholders’ Extraordinary General Meeting approved an increase in the Company’s share capital in the amount of MXN 831,538, through the issuance of 161,583,752 common shares, increasing the Company’s share capital from MXN 16,864,204 to MXN 17,695,743.

	09/01/2026
	Equity interest	Common shares	Preferred shares	Paid-in shares
Aeropuerto de Cancún	100%	1,101,327,988	939,744,236	2,041,072,224

***

Early Redemption of Debentures

On September 10, 2026, the Company completed the optional early redemption of its entire 6th debenture issuance, resulting in the full settlement of the related debt, which had been recognized as a liability of the Company as of June 30, 2026.